Exhibit 99.18

CONSENT OF CHRISTIAN PROVENCHER

I consent to the inclusion in the Annual Report on Form 40-F of Agnico Eagle Mines Limited for the year ended December 31, 2016 filed with the Securities and Exchange Commission on March     , 2017 (the “Annual Report”) of my name and the information that I have approved of as a “qualified person” under the Canadian Securities Administrators National Instrument 43-101 in the Annual Information Form of Agnico Eagle Mines Limited dated March     , 2017 (the “AIF”) filed as part of the Annual Report.

I also consent to the incorporation by reference in the Registration Statements on Form F-10 (registration no. 333-206498), Form F-3D (registration no. 333-215096) and Form S-8 (registration nos. 333-130339 and 333-152004) of the reference to my name and the above-mentioned information in the AIF.

March 27, 2017

/s/ Christian Provencher
Christian Provencher
Vice-President, Canada